UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

Commission File Number 333-68583

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hawk Corporation 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HAWK CORPORATION
200 Public Square, Suite 1500, Cleveland, Ohio 44114
(216) 861-3553

Hawk Corporation 401(k) Retirement Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2006 and 2005 and
Year ended December 31, 2006

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule
Schedule H, Line 4i--Schedule of Assets (Held at End of Year)	12

Exhibit Index

Signatures	13

Exhibit 23.1
Consent of Independent Registered Public Accounting Firm	14

Report of Independent Registered Public Accounting Firm

Plan Administrator
Hawk Corporation 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Hawk Corporation 401(k) Retirement Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2005 and 2006.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Cleveland, Ohio
June 8, 2007

Hawk Corporation 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
Assets
Investments, at fair value:
Pooled separate accounts	$20,664,376	$18,178,287
Mutual funds	1,412,051	1,244,237
Hawk Corporation common stock	1,075,798	1,311,492
Guaranteed Income Fund	8,018,087	8,770,895
Participant loans	55,345	110,649
Total investments	31,225,657	29,615,560

Contributions receivable:
Employer	1,003,736	744,038
Employee	294,758	181,351
	1,298,494	925,389

Net assets available for benefits	$32,524,151	$30,540,949

See notes to financial statements.

Hawk Corporation 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Additions:
Investment income:
Net realized and unrealized appreciation in fair value of investments	$2,085,975
Interest income	290,723
Dividend income	3,235
2,379,933
Contributions:
Employer	1,611,946
Employee	2,367,816
Employee rollovers	112,309
4,092,071

Other income, net	72,911

Total additions	6,544,915

Deductions:
Distributions	1,276,855
Direct rollovers	3,277,503
Participant direct charges	7,355
Total deductions	4,561,713

Net increase	1,983,202

Net assets available for benefits at beginning of year	30,540,949
Net assets available for benefits at end of year	$32,524,151

See notes to financial statements.

Hawk Corporation 401(k) Retirement Plan

Notes to Financial Statements—Continued

December 31, 2006 and 2005 and
Year Ended December 31, 2006

1. Description of the Plan

General

The following description of the Hawk Corporation 401(k) Retirement Plan (Plan) provides only general information. Participants should refer to the summary plan description or Plan agreement for a more complete description of the Plan’s provisions.

The Plan was originally established on August 1, 1981 as a defined contribution plan. The Plan was amended and restated in its entirety effective January 1, 2004 and is intended to qualify as a profit-sharing plan maintained for the exclusive benefit of eligible employees. Employees become eligible for participation in the Plan after the completion of ninety days of service.

On December 31, 2005, Hawk Corporation (The Company and Plan Sponsor) merged the assets of the Tex Racing Enterprises, Inc. 401(k) Profit Sharing Plan (Racing Plan) with the assets of the Plan. The participants in the Racing Plan became participants in, and subject to the provisions of the Plan, on the date of the merger. The total amount of assets merged, including one outstanding loan balance, was $212,350. The net assets of the Racing Plan began to be administered by Prudential Insurance Retirement and Annuity Company (Prudential) in May 2006.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by Prudential.

Contributions

Participants may elect to contribute 1% to 50% of their pretax compensation to the Plan subject to maximum limitations set by the Internal Revenue Code (the Code). In addition, participants may elect to contribute up to 100% of any special bonuses/incentive compensation to the Plan. Participants may also contribute amounts representing distributions from other qualified plans, commonly referred to as rollover contributions. Participants who will attain age 50 or older by the end of the year may make catch-up deferral contributions in excess of 50% of total compensation not to exceed the catch-up limitations set by the Code.

The Company makes a matching contribution equal to 50% of the participant’s contributions up to 6% of the participant’s compensation, as defined.

During May 2006, the Company elected to freeze one of its defined benefit pension plans. Effective June 1, 2006, former participants of this defined benefit plan became eligible to receive Company matching contributions equal to 50% of the participant’s contributions up to 6% of the participant’s compensation, as defined. In addition, these former participants are eligible to receive a supplemental contribution of 1% of compensation into the Plan from the Company in 2006, 2007 and 2008; the supplemental contribution for the Plan year ended December 31, 2006 was $119,412.

The Plan also allows for discretionary contributions by the Company. The Company made discretionary contributions of $780,629 and $702,051 in March 2007 and 2006, respectively, for the 2006 and 2005 Plan years.

Forfeitures are used to reduce future Company contributions. At December 31, 2006 and 2005, there were $77,428 and $16,043 of forfeitures available to reduce future contributions. Company contributions for the year ended December 31, 2006 are net of $84,036 in forfeitures.

Hawk Corporation 401(k) Retirement Plan

Notes to Financial Statements—Continued

December 31, 2006 and 2005 and
Year Ended December 31, 2006

Participant Accounts

Each participant’s account is credited with the participant’s contributions, matching contributions, and allocations of (a) the Company’s discretionary contributions, if any, and (b) Plan net earnings.

Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting and Distributions

Participants are immediately vested in their contributions plus actual earnings thereon.

Each active participant in the Plan prior to December 2003 (April 1, 2004 for certain participants) and the Racing Plan became 100% vested in all Company contributions plus actual earnings thereon at the date of the applicable mergers to the extent they were not fully vested prior to that date. All other employees become vested in Company matching and discretionary contributions, plus actual earnings thereon, based upon years of credited service, becoming 100% vested after five years based on a graded vesting schedule.

Distributions from a participant’s account are limited to termination of employment, death, retirement or proven hardship.

Investment Options

The Plan’s funds are primarily held in a group annuity contract issued by Prudential. Upon enrollment in the Plan, a participant may direct Company and employee contributions in any of several investment fund options offered by the Plan, including Hawk Corporation common stock. If a participant does not specifically choose an investment option, all Company and employee contributions will be invested in the Lifetime 30 Fund until re-directed by the participant. Participants may change their investment options and transfer funds between investment options daily, subject to limitations agreed upon by the Plan and Prudential.

Payment of Benefits

In the case of normal retirement, death, permanent disability or termination prior to retirement, a participant may elect to receive the payout of their vested account balance in the form of installments, an annuity or a lump sum.

Participant Loans

Effective January 1, 2004, no new loans were permitted by the Plan. Existing participant loans will continue to be repaid according to their respective payment schedules in effect at the date of mergers. Interest rates range from 5.25% to 10.5% (5.0% to 10.5% at December 31, 2005) on outstanding loan balances.

Expenses

The Plan Sponsor pays substantially all costs of Plan administration. Brokers’ fees are reflected in the net investment return in each participant’s account.

Hawk Corporation 401(k) Retirement Plan

Notes to Financial Statements—Continued

December 31, 2006 and 2005 and
Year Ended December 31, 2006

New Accounting Pronouncements

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans (the FSP). The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005. The FSP requires that the Statement of Net Assets Available for Benefits presents the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. See Note 2, “Summary of Accounting Policies, Investment Valuation - Guaranteed Income Fund” for further details.

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

2. Summary of Accounting Policies

The Plan’s financial statements are reported on the accrual basis of accounting.

Investment Valuation - Guaranteed Income Fund

The Plan has entered into an investment contract, the Guaranteed Income Fund (Fund), with Prudential. Prudential maintains the contributions to this Fund in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The fund is fully benefit-responsive.

As required by the FSP (See Note 1, “Description of the Plan, New Accounting Pronouncements”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the Fund at fair value, which approximates contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Contract value represents contributions made under the contract, plus earnings and transfers in, less participant withdrawals, administrative expenses and transfers out. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, Prudential has the right to defer certain disbursements (excluding retirement, termination, and death or disability disbursements) or transfers from the Fund when total amounts disbursed from the pool in a given calendar year exceed 10% of the total assets in that pool on January 1 of that year.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 3.45% and 3.2% for 2006 and 2005, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, based on the yields of the underlying investments and considering factors such as projected investment earnings, the current interest environment, investment expenses, and a profit and risk component. The rate may never be less than 1.50% nor may it be reduced by more than 2.10% during any calendar year. Interest rates are declared in advance and guaranteed for six month periods.

Hawk Corporation 401(k) Retirement Plan

Notes to Financial Statements—Continued

December 31, 2006 and 2005 and
Year Ended December 31, 2006

Investment Valuation - All Other Investments

Mutual fund balances and Hawk Corporation common stock are stated at quoted market prices on the last business day of the plan year. Investments in pooled separate accounts are stated at fair value as determined by the unit value reported by Prudential on the last business day of the Plan year. All investments of the Plan are fully participant-directed.

Participant loans are valued at their outstanding balance, which approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2006, the Plan’s investments (including investments purchased, sold, as well as held, during the year) appreciated (depreciated) in fair value as follows:

Pooled separate accounts	$2,288,388
Mutual funds	6,779
Hawk Corporation common stock	(209,192)
$2,085,975

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2006	2005

Guaranteed Income Fund	$8,018,087	$8,770,895
Lifetime 30 Fund	2,126,221	1,605,320
Lifetime 40 Fund	3,349,609	2,823,537
Lifetime 50 Fund	2,337,254	2,135,236
Dryden S&P 500 Index Fund	2,842,963	2,353,409
Oppenheimer Global Fund	2,113,995	2,178,471
Large Cap Growth/Waddel and Reed Fund	1,778,260	1,761,811

4.  Plan Termination

Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, each participant will become 100% vested in the value of employer contributions (including earnings (losses) thereon), and all participant account balances would be distributed based upon the value of the participant’s account balance on the termination date.

Hawk Corporation 401(k) Retirement Plan

Notes to Financial Statements—Continued

December 31, 2006 and 2005 and
Year Ended December 31, 2006

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

6. Income Tax Status

The Plan is a tax-qualified retirement plan under Code Section 401(a), with a qualified cash or deferred arrangement under Code Section 401(k). The Plan is an adopted form of the PDS Tax Qualified 401(k) Savings Plan and Trust Agreements Volume Submitter Plan (Volume Submitter Plan). The Volume Submitter Plan obtained an opinion letter from the IRS dated February 6, 2002, which stated that the language of the Volume Submitter Plan was in compliance with the applicable requirements of the Code. The Plan received a determination letter from the Internal Revenue Service dated January 10, 2006 covering changes in the adopted Plan document that differ from the text of the Volume Submitter Plan. The Company believes that the Plan is currently being administered in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7. Transactions with Parties-in-Interest

Transactions in shares of Hawk Corporation common stock qualify as party-in-interest transactions under the provisions of ERISA for which a statutory exemption exists. At December 31, 2006 and 2005, the Plan held 89,875 and 89,400 shares of Hawk Corporation common stock, respectively, representing 3.3% and 4.3%, respectively, of the total net assets of the Plan.

Certain Plan investments are shares of mutual funds managed by Prudential or Union Central. Prudential and Union Central (through May 2006) are the trustees as defined by the Plan and Racing Plan, respectively, and therefore these transactions qualify as party-in-interest transactions. The Plan also previously permitted loans to participants, which also qualify as party-in-interest transactions. Such transactions are exempt from being prohibited transactions.

8. Subsequent Events

On February 2, 2007 the Plan Sponsor sold its precision components business segment, which impacted approximately 600 Plan participants. In March 2007, former employees of the precision components business segment were terminated from the Plan and provided with an option to: 1) rollover their plan asset balances into the acquiring company’s 401(k) Plan or an investment alternative, 2) receive a distribution of their plan asset balances from the Plan, or 3) continue to maintain their plan asset balances in the Plan. In addition, to the extent not yet vested, these participants became fully vested in their account balances on the date of termination.

Effective May 1, 2007 the Plan was amended to eliminate the requirement for completion of ninety days of service for eligibility. Employees become eligible as of the next enrollment date (as defined by the Plan) following the date he or she becomes an employee of the Company.

Also effective May 1, 2007, the Plan was amended to implement an automatic enrollment feature under which employees hired on or after May 1, 2007 are automatically enrolled in the Plan at a pre-tax contribution level of 3% of the employee's compensation unless they elect not to contribute to the Plan or to contribute at a different contribution level within a proscribed period of time (as defined by the Plan). In addition, the contribution level for employees who become eligible for the Plan on or after May 1, 2007 will automatically increase by 1% annually commencing March 1, 2008, up to 6% of pre-tax compensation, unless the employee elects against the increase as permitted under the Plan.

Hawk Corporation 401(k) Retirement Plan

Employer Identification Number: 34-1608156
Plan Number: 001

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of Issue, Borrower, Lessor, or Similar Party/Description of Investment	Current Value
ï Prudential Insurance Retirement and Annuity Company - Group Annuity Contract:
Guaranteed Income Fund	$8,018,087
Dryden S&P 500 Index Fund	2,842,963
International Blend/The Boston Company Fund	384,911
Lifetime 20 Fund	857,380
Lifetime 30 Fund	2,126,221
Lifetime 40 Fund	3,349,609
Lifetime 50 Fund	2,337,254
Lifetime 60 Fund	316,650
Large Cap Growth/Waddel & Reed Fund	1,778,260
Large Cap Value/John A. Levin & Co. Fund	822,588
Mid Cap Value/Wellington Management Fund	824,151
Mid Cap Growth/Artisan Partners Fund	1,030,155
Oppenheimer Global Fund	2,113,995
Small Cap Value/MEA Fund	770,452
Small Cap Growth/TimesSquare Fund	582,955
State Street Global Advisors Intermediate Bond Fund	526,832
ï Hawk Corporation common stock	1,075,798
Calamos Growth Fund A	1,412,051
ï Participant loan (interest rates of 5.25% to 10.50%)	55,345
$31,225,657

ï	Represents a party-in-interest to the Plan.

EXHIBIT INDEX

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: July 9, 2007                 HAWK CORPORATION 401(K) RETIREMENT PLAN

/s/ Thomas A. Gilbride
Thomas A. Gilbride
Plan Administrator

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We have issued our report dated June 8, 2007, accompanying the financial statements (which report expressed an unqualified opinion and contains an explanatory paragraph related to the adoption of Financial Accounting Standards Board Staff Position AAG INV-1 and Statement of Position 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”) included in the Annual Report of the Hawk Corporation 401(k) Retirement Plan on Form 11-K for the year ended December 31, 2006. We hereby consent to the incorporation by reference of said report in the Post-Effective Amendment No. 2 to the Registration Statement of Hawk Corporation Form S-8 (File No. 333-68583, effective June 23, 2004).

/s/ Grant Thornton LLP

Cleveland, Ohio
June 8, 2007